Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Hong Kong Stock Exchange Stock Code: 857

Shanghai Stock Exchange Stock Code: 601857)

Results Announcement for the year ended December 31, 2011

(Summary of the 2011 Annual Report)

1 Important Notice

1.1 The Board of Directors (the “Board”) of PetroChina Company Limited (the “Company”), the Supervisory Committee and the Directors, Supervisors and Senior Management of the Company warrant that there are no material omissions from, or misrepresentation or misleading statements contained in this announcement, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this summary of the 2011 Annual Report.

This announcement is a summary of the 2011 Annual Report. Investors should read the 2011 Annual Report carefully for more details. A full version of the 2011 Annual Report can be downloaded from the websites of the Shanghai Stock Exchange (website: http://www.sse.com.cn), The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (website: http://www.hkex.com.hk) and the Company (website: http://www.petrochina.com.cn).

1.2 This summary of the 2011 Annual Report has been approved at the fourth meeting of the Fifth Session of the Board. All Directors warrant, and there is no dissenting opinion as to, the truthfulness, accuracy and completeness of this summary of the 2011 Annual Report.

1.3 Mr Yu Baocai, Non-Executive Director of the Company, Mr Ran Xinquan, Executive Director of the Company, and Mr Franco Bernabè, Independent Non-Executive Director of the Company, were absent from the fourth meeting of the Fifth Session of the Board. Mr Yu Baocai authorised Mr Li Xinhua, Non-Executive Director of the Company, in writing to attend the meeting by proxy and to exercise his voting rights on his behalf. Mr Ran Xinquan authorised Mr Wang Dongjin, Non-Executive Director of the Company, in writing to attend the meeting by proxy and to exercise his voting rights on his behalf. Mr Bernabè authorised Mr Cui Junhui, Independent Non-Executive Director of the Company, in writing to attend the meeting by proxy and to exercise his voting rights on his behalf.

1.4 The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with China Accounting Standards (“CAS”) and International Financial Reporting Standards (“IFRS”), respectively. The financial statements of the Group for 2011, which have been prepared in accordance with CAS and IFRS have been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company and PricewaterhouseCoopers, respectively. Both firms have issued unqualified opinions on the financial statements.

1.5 No substantial shareholder of the Company has utilised the funds of the Company for non-operating purposes.

1.6 Mr Jiang Jiemin, Chairman of the Board, Mr Zhou Jiping, Vice-Chairman of the Board and President of the Company, and Mr Zhou Mingchun, Chief Financial Officer and Head of the Finance Department of the Company, warrant the truthfulness and completeness of the financial statements in the 2011 Annual Report.

2 Basic Information of the Company

2.1 Basic Information of the Company

Stock name	PetroChina	PetroChina	PetroChina
Stock code	857	PTR	601857
Place of listing	Hong Kong Stock Exchange	The New York Stock Exchange, Inc	Shanghai Stock Exchange

2.2 Contact Persons of the Company and Means of Communication

	Vice President and Secretary to the Board of Directors	Representative on Securities Matters	Representative of the Hong Kong Representative Office
Name	Li Hualin	Liang Gang	Wei Fang
Address	No. 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC		Suite 3705, Tower 2, Lippo Centre, 89 Queensway, Hong Kong
Postal code	100007
Telephone	86 (10) 5998 6223	86 (10) 5998 6959	(852) 2899 2010
Facsimile	86 (10) 6209 9557	86 (10) 6209 9559	(852) 2899 2390
Email address	suxinliang@petrochina.com.cn	liangg@petrochina.com.cn	hko@petrochina.com.hk

3 Summary of Financial Data and Financial Indicators

3.1 Key Financial Data and Financial Indicators Prepared under IFRS

			Unit: RMB million
Items	For the year 2011	For the year 2010	Changes from the preceding year to this year (%)	For the year 2009
Turnover	2,003,843	1,465,415	36.7	1,019,275
Profit attributable to owners of the Company	132,961	139,992	(5.0)	103,387
Net cash flows from operating activities	290,155	318,796	(9.0)	268,017
Basic and diluted earnings per share (RMB)	0.73	0.76	(5.0)	0.56

Return on net assets (%)	13.3	14.9	(1.6 percentage points )	12.2
Net cash flows from operating activities per share (RMB)	1.59	1.74	(9.0)	1.46

Items	As at the end of 2011	As at the end of 2010	Changes from the end of the preceding year to the end of this year (%)	As at the end of 2009
Total assets	1,917,586	1,656,487	15.8	1,450,288

Total liabilities	835,040	646,358	29.2	542,587
Equity attributable to owners of the Company	1,002,745	938,926	6.8	847,223

Net assets per share attributable to owners of the Company (RMB)	5.48	5.13	6.8	4.63

3.2 Key Financial Data and Financial Indicators Prepared under CAS

3.2.1 Key financial data

			Unit: RMB million
Items	For the year 2011	For the year 2010	Changes from the preceding year to this year(%)	For the year 2009
Operating income	2,003,843	1,465,415	36.7	1,019,275

Operating profit	184,517	193,086	(4.4)	144,765

Profit before taxation	184,276	189,194	(2.6)	139,767
Net profit attributable to equity holders of the Company	132,984	139,871	(4.9)	103,173
Net profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	137,905	143,329	(3.8)	107,081
Net cash flows from operating activities	290,155	318,796	(9.0)	268,017

Items	As at the end of 2011	As at the end of 2010	Changes from the end of the preceding year to the end of this year (%)	As at the end of 2009
Total assets	1,917,528	1,656,368	15.8	1,450,742

Total liabilities	834,962	646,267	29.2	542,631
Equity attributable to equity holders of the Company	1,002,885	939,043	6.8	847,782

Share capital	183,021	183,021	—	183,021

3.2.2 Key financial indicators

Items	For the year 2011	For the year 2010	Changes from the preceding year to this year (%)	For the year 2009
Basic earnings per share (RMB)	0.73	0.76	(4.9)	0.56

Diluted earnings per share (RMB)	0.73	0.76	(4.9)	0.56
Basic earnings per share after deducting non-recurring profit/loss items (RMB)	0.75	0.78	(3.8)	0.59

Weighted average return on net assets (%)	13.6	15.5	(1.9 percentage points )	9.1
Weighted average return on net assets after deducting non-recurring profit/loss items (%)	14.1	15.9	(1.8 percentage points )	9.5
Net cash flows from operating activities per share (RMB)	1.59	1.74	(9.0)	1.46

Item	As at the end of 2011	As at the end of 2010	Changes from the end of the preceding year to the end of this year (%)	As at the end of 2009
Net assets per share attributable to equity holders of the Company (RMB)	5.48	5.13	6.8	4.63

Liabilities-to-Assets ratio (%)	43.5	39.0	4.5 percentage points	37.4

3.2.3 Non-recurring profit/loss items

☒ Applicable    ☐ Not applicable

	Unit: RMB million
Non-recurring profit/loss items	For the year 2011	For the year 2010	For the year 2009
Net loss on disposal of non-current assets	(3,138)	(2,865)	(1,698)
Government grants recognised in the current period income statement	1,225	983	367
A subsidiary’s net profit before it was combined as a business combination under common control	—	—	103
Net gain on disposal of available-for-sale financial assets	8	7	6
Reversal of provisions for bad debts against receivables	164	210	240

Income on commissioned loans	—	1	6
Effect of change in statutory income tax rates on deferred taxes	(705)	346	184

Other non-operating income and expenses	(3,859)	(2,652)	(4,352)

Sub-total	(6,305)	(3,970)	(5,144)

Tax impact of non-recurring profit/loss items	1,061	940	1,348

Impact of minority interests	323	(428)	(112)

Total	(4,921)	(3,458)	(3,908)

4 Shareholdings and Control Chart

4.1 Number of Shareholders and Shareholdings

The number of shareholders of the Company as at December 31, 2011 was 1,101,572, including 1,093,187 holders of A shares and 8,385 registered holders of H shares (including 316 holders of the American Depository Shares). The minimum public float of the Company satisfied the requirements of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (hereafter the “HKEx Listing Rules”).

Number of shareholders as at December 31, 2011	1,101,572	Number of shareholders as at the end of the month preceding the 2011 Annual Report (as at February 29, 2012)	1,083,450

(1)	Shareholdings of the top ten shareholders as at the end of the reporting period

Name of shareholders	Nature of shareholders	Percentage of shareholding (%)	Number of shares held		Number of shares with selling restrictions	Number of shares pledged or subject to lock-ups
China National Petroleum Corporation (CNPC)	State-owned	86.35	158,033,693,528	[1]	0	0
HKSCC Nominees Limited[2]	Overseas legal person	11.37	20,809,855,498	[3]	0	0
National Council for Social Security Fund of the PRC	State-owned legal person	0.219	400,000,000		400,000,000	0
China Life Insurance Company Limited -Dividends - Personal Dividends - 005L - FH002 Shanghai	Domestic non-state-owned legal person	0.036	66,061,243		0	0
China Life Insurance Company Limited -Traditional - Ordinary Insurance Products - 005L -CT001 Shanghai	Domestic non-state-owned legal person	0.033	60,562,312		0	0
Industrial and Commercial Bank of China - China Universal SCI Index Securities Investment Fund	Domestic non-state-owned legal person	0.025	45,440,035		0	0
Guangxi Investment Group Limited	State-owned legal person	0.022	39,560,045		0	0
Industrial and Commercial Bank of China - Shanghai 50 Index ETF Securities Investment Fund	Domestic non-state-owned legal person	0.021	38,580,519		0	0
Bank of Communications -Yi Fang Da 50 Index Securities Investment Fund	Domestic non-state-owned legal person	0.015	26,782,052		0	0
Shanghai Liangneng Construction Engineering Company Limited (上海良能建築工程有限公司)	Domestic non-State-owned legal person	0.014	26,363,816		0	0

Note 1:	Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. CNPC increased its shareholdings in A shares of the Company via the trading system of the Shanghai Stock Exchange during the reporting period and undertook not to sell any shares in the Company during the period of shareholding increase and the statutory period.
Note 2:	HKSCC Nominees Limited is a subsidiary of the Hong Kong Stock Exchange and its principal business is to act as nominee on behalf of other corporate or individual shareholders.
Note 3:	291,518,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.16% of the total share capital of the Company. These shares were held in the name of HKSCC Nominees Limited.

(2)	Shareholdings of top ten shareholders of shares without selling restrictions as at the end of the reporting period

Ranking	Name of shareholders	Number of shares held		Types of shares
1	CNPC	158,033,693,528	[1]	A Shares
2	HKSCC Nominees Limited	20,809,855,498		H Shares
3	China Life Insurance Company Limited - Dividends - Personal Dividends - 005L - FH002 Shanghai	66,061,243		A Shares
4	China Life Insurance Company Limited - Traditional -Ordinary Insurance Products - 005L - CT001 Shanghai	60,562,312		A Shares
5	Industrial and Commercial Bank of China - China Universal SCI Index Securities Investment Fund	45,440,035		A Shares
6	Guangxi Investment Group Limited	39,560,045		A Shares
7	Industrial and Commercial Bank of China - Shanghai 50 Index ETF Securities Investment Fund	38,580,519		A Shares
8	Bank of Communications - Yi Fang Da 50 Index Securities Investment Fund	26,782,052		A Shares
9	Shanghai Liangneng Construction Engineering Company Limited (上海良能建築工程有限公司)	26,363,816		A Shares
10	New China Life Insurance Co., Ltd. - Dividends - Group Dividends - 018L - FH001 Shanghai	21,169,684		A Shares

Note 1:	Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. These H shares were held in the name of HKSCC Nominees Limited.

Statement on connected parties or concert parties among the above-mentioned shareholders:

Except for China Life Insurance Company Limited - Dividends - Personal Dividends - 005L - FH002 Shanghai and China Life Insurance Company Limited - Traditional - Ordinary Insurance Products - 005L - CT001 Shanghai, both of which are under the management of China Life Insurance Company Limited, and Industrial and Commercial Bank of China - China Universal SCI Index Securities Investment Fund and Industrial and Commercial Bank of China - Shanghai 50 Index ETF Securities Investment Fund, both of which are held in trust under Industrial and Commercial Bank of China Limited, the Company is not aware of any connection among or between the top ten shareholders and top ten shareholders of shares without selling restrictions or that they are persons acting in concert as provided for in the Measures for the Administration of Acquisitions by Listed Companies.

4.2 Disclosure of Substantial Shareholders under the Securities and Futures Ordinance of Hong Kong

So far as the Directors are aware, as at December 31, 2011, the persons other than a Director, Supervisor or senior management of the Company who have interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance are as follows:

Name of shareholders	Nature of shareholding	Number of shares		Capacity	Percentage of such shares in the same class of the issued share capital (%)	Percentage of total share capital (%)
CNPC	A Shares	158,033,693,528	(L)	Beneficial Owner	97.60	86.35
	H Shares	291,518,000	(L)[1]	Interest of Corporation Controlled by the Substantial Shareholder	1.38	0.16
Templeton Asset Management Ltd.	H Shares	1,270,171,357	(L)	Investment Manager	6.02	0.69
JPMorgan Chase & Co.[2]	H Shares	1,193,150,903	(L)	Beneficial Owner/ Investment Manager/ Custodian Corporation/Approved Lending Agent	5.66	0.65
		91,461,990	(S)	Beneficial Owner	0.43	0.05
		890,736,053	(LP)	Custodian Corporation/Approved Lending Agent	4.22	0.49
Blackrock, Inc.[3]	H Shares	1,120,617,382	(L)	Interest of Corporation Controlled by the Substantial Shareholder	5.31	0.61
		108,047,385	(S)	Interest of Corporation Controlled by the Substantial Shareholder	0.51	0.06

(L) Long position    (S) Short position    (LP) Lending pool

Note 1:	291,518,000 H shares were held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. CNPC is deemed to be interested in the H shares held by Fairy King Investments Limited.
Note 2:	JPMorgan Chase & Co., through various subsidiaries, had an interest in the H shares of the Company, of which 180,852,148 H shares (long position) and 91,461,990 H shares (short position) were held in its capacity as beneficial owner, 121,562,702 H shares (long position) were held in its capacity as investment manager and 890,736,053 H shares (long position) were held in its capacity as custodian corporation/approved lending agent. These 1,193,150,903 H shares (long position) included the interests held in its capacity as beneficial owner, investment manager and custodian corporation/approved lending agent.
Note 3:	Blackrock, Inc., through various subsidiaries, had an interest in the H shares of the Company, of which 1,120,617,382 H shares (long position) and 108,047,385 H shares (short position) were held in its capacity as interest of corporation controlled by the substantial shareholder.

As at December 31, 2011, so far as the Directors are aware, save as disclosed above, no person (other than a Director, Supervisor or senior management of the Company) has an interest or short position in the shares of the Company according to the register of interests in shares and short positions kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance.

4.3 Chart of Equity Interest Structure and Controlling Relationship between the Company and the Ultimate Controller

Note:	Such figure includes the 291,518,000 H shares held by CNPC through its overseas wholly-owned subsidiary, Fairy King Investments Limited.

5 Directors’ Report

5.1 Management Discussion and Analysis

In the face of the complex and changing macro-economic environment of 2011, the Group maintained steady production and operation and accelerated the transformation of the mode of its development. The domestic operations of the Group developed comprehensively whilst its overseas strategy achieved notable results. The Group’s value increased steadily, with a turnover of RMB2,003,843 million, representing an increase of 36.7% as compared with last year. However, due to the macro regulation and control over the prices of domestic refined products, the inverse relationship between the selling price of imported natural gas whose import price was higher than selling price, as well as the substantial increase in taxes and levies, the Group realised RMB132,961 million of profit attributable to owners of the Company in 2011, representing a decrease of 5.0% as compared with last year.

5.1.1 Market Review

(1) Crude Oil Market

In 2011, the overall performance of the international oil market was characterised by supply being slightly less than demand, as well as fluctuation of crude oil prices on high levels. Owing to the influence of multiple factors such as political turmoil in the Middle East and North Africa, earthquakes in Japan and the Iran nuclear issue, international oil prices generally fluctuated upwards. The average price of North Sea Brent crude oil reached US$111.27 per barrel for 2011, representing an increase of US$31.80 per barrel or approximately 40% as compared with last year. The extent of the increase set a record high since the birth of world industry in 1859. The price trend of WTI crude oil differed from that of other major oil types around the world. The extent to which WTI crude oil is priced below North Sea Brent crude oil has reached a historic high. The average price of WTI crude oil reached US$95.42 per barrel for 2011.

According to relevant information and statistics, the aggregate domestic crude oil output was 201 million tons in 2011, which was substantially the same as last year. Crude oil net imports amounted to 250 million tons in 2011, representing an increase of approximately 6% as compared with last year.

(2) Refined Products Market

The growth rate of the Chinese economy experienced a moderate reduction in 2011. As a result, the growth rate of domestic consumption of refined products experienced a quarter-on-quarter reduction. According to relevant information and statistics, the domestic apparent consumption of refined products amounted to 242 million tons in 2011, representing an increase of 4.5% as compared with last year. The processed volume of crude oil amounted to 407 million tons, representing an increase of 3.4% as compared with last year. The refined products output reached 247 million tons, representing an increase of 3.8% as compared with last year, which was basically consistent with the consumption growth. In particular, the output of gasoline products, diesel products and kerosene products in 2011 amounted to 75.58 million tons, 153.02 million tons and 18.60 million tons, representing an increase of 4.3%, 3.0% and 8.6% as compared with 2010, respectively. In 2011, the PRC government made three adjustments to the prices of domestic refined products with two increases and one decrease in price. As compared with the end of 2010, the prices of reference gasoline and reference diesel in aggregate rose by RMB550 per ton and RMB450 per ton, respectively.

(3) Chemical Products Market

In 2011, as the economic growth rate of the world’s major economies declined, export demand for chemical products shrank. The implementation by the PRC government of prudent monetary policy led to tight liquidity for some downstream enterprises. As a result, domestic demand for chemical products decreased. Due to the impact of low domestic and overseas demand, the prices for chemical products fluctuated downwards and profit margin continued to narrow. In particular, prices for chemical products declined considerably and profitability of the chemical products business fell since October 2011.

(4) Natural Gas Market

In 2011, supply of resources increased substantially as domestic natural gas output grew steadily and the volume of natural gas imports from Central Asia and LNG imports continued to increase. Domestic demand for natural gas grew rapidly and the consumer market further expanded. Supply and demand of natural gas was generally balanced. According to relevant information and statistics, domestic natural gas output reached 101.1 billion cubic metres in 2011, representing an increase of 6.3% as compared with last year.

5.1.2 Business Review

(1) Exploration and Production

Exploration

In 2011, the Group continued to implement the “Peak Growth in Oil and Gas Reserves” Program. It adhered to meticulous and comprehensive studies on geology and endeavored to promote the integration of exploration and development. A number of significant discoveries and breakthroughs were made in major exploration areas. The replacement ratio of oil and gas equivalent reserves of the Group for 2011 was 1.03. All these further reinforced the basis of the Group’s resources.

A geological oil reserve of 100 million tons situated at Qaidam Yingdong Formation was newly added to the Group’s controlled reserve, laying the foundation for the Group to locate quality large-scale reserves in the southwestern part of Qaidam Basin. New controlled geological reserves were discovered at western and southern Jingbian as a result of natural gas exploration in Erdos Basin, presenting new prospects for Lower Paleozoic Exploration. In addition, the Group also made significant progress in many locations such as Erdos Basin, Tarim Basin, Sichuan Basin, Bohai Bay Basin, Songliao Basin, Junggar Basin, Qaidam Basin and Beibu Gulf Basin.

Development and Production

In 2011, the Group continued to carry out the “foundation year” activities for the development of oilfields and the special arrangement in relation to water injection, and actively organised the stable production of existing oilfields. Major development indicators of the existing oilfields continued to improve, including the effective control over the rise of composite water cut, which further strengthened the basis for stable production of such existing oilfields. Intensified efforts were made to improve production capacity in new oilfields, such as optimisation of technology roadmap for development and continuing standardisation of ground level constructions. There were increases in new well output and single well output as compared with last year. As a result of stringent production management and scientific organisation of production operations in various oil and gas fields, crude oil output remained stable with some increases. The Group achieved notable results in its domestic and overseas cooperation efforts as well as technological breakthroughs. Non-conventional oil and gas business of the Group proceeded in an orderly pace.

In Daqing Oilfield, the Group successfully overcame intensified development difficulties and the impact of certain other unfavorable factors. The Group speeded up the transformation of the development mode for oilfields and optimised allocation of resources for development. As a result, the annual output of crude oil and natural gas in Daqing Oilfield amounted to 40 million tons and 3.1 billion cubic metres in 2011, respectively. Following 27 consecutive years of stable production of over 50 million tons of crude oil, 2011 was the ninth consecutive year of stable production with an output of over 40 million tons of crude oil. In Changqing Oilfield, the Group carefully organised production and operation and focused on raising development capability. As a result, the annual oil and natural gas equivalent output in Changqing Oilfield reached 40.60 million tons in 2011 and achieved a historic leap-forward.

Overseas Oil and Gas

In 2011, the Group actively responded to the complex international competition for energy resources and further expanded its overseas cooperation. The strategic arrangement of five major oil and gas cooperation zones was basically completed. Overseas cooperation gradually extended towards combining oil and gas development, integrating upstream and downstream operations as well as developing non-conventional oil and gas projects. As a result, the international operations of the Group have entered a new phase of effective and large-scale development. The Rumaila Project in Iraq in which the Group cooperated with BP is starting to recoup its investment and expenses whilst lifting crude oil. Its average output reached 1.19 million barrels per day. The Halfaya Project also proceeded smoothly. Construction of seismic, drilling well and ground output facilities were carried out at full speed. The Group’s Arrow Project in Australia proceeded in an orderly pace. In September 2011, the Group entered into an agreement to acquire Bow Energy Limited, a company engaged in coal seam gas exploration and development. In 2011, the Group’s overseas oil and natural gas equivalent output reached 120.8 million barrels, representing an increase of 18.2% as compared with last year, and reflecting a marked increase in the contribution of international operations to the Group’s results.

In 2011, the Group’s total crude oil output reached 886.1 million barrels, representing an increase of 3.3% as compared with last year. The marketable natural gas output reached 2,396.4 billion cubic feet, representing an increase of 7.9% as compared with last year. The oil and natural gas equivalent output amounted to 1,285.6 million barrels, representing an increase of 4.7% as compared with last year.

Summary of Operations of the Exploration and Production Segment

	Unit	2011	2010	Year-on-year change (%)
Crude oil output	Million barrels	886.1	857.7	3.3
Marketable natural gas output	Billion cubic feet	2,396.4	2,221.2	7.9
Oil and natural gas equivalent output	Million barrels	1,285.6	1,228.0	4.7
Proved reserves of crude oil	Million barrels	11,128	11,278	(1.3)
Proved reserves of natural gas	Billion cubic feet	66,653	65,503	1.8
Proved developed reserves of crude oil	Million barrels	7,458	7,605	(1.9)
Proved developed reserves of natural gas	Billion cubic feet	32,329	31,102	3.9

Note:	Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

(2) Refining and Chemicals

In 2011, the Group’s refining and chemicals businesses firmly followed market direction in adjusting its product structure. The Group coordinated and optimised allocation of resources, strengthened management over production operation, and implemented precision management by carrying out management of benchmark indicators. Major technological and economic indicators continued to improve. In particular, light products yield and ethylene yield of the Group remained at the leading position of its kind in China. Sales of chemicals products followed market demand. Meanwhile, the Group increased the production of chemicals products which best meet market demand, lowered production costs and improved profitability. In 2011, the Group’s refineries processed 984.6 million barrels of crude oil and its crude oil processing load amounted to 92.0%. The Group produced 87.15 million tons of gasoline, diesel and kerosene.

The Group steadily pushed forward its strategic structural adjustment of refining and chemicals operation. The alteration and expansion of the refining project at Liaoyang Petrochemical, the capacity upgrading of the refining project at Ningxia Petrochemical, and the upgrading of oil products quality at Karamay Petrochemical and Jinzhou Petrochemical were completed and became operational. In addition, construction of the principal facilities of the refining project at Fushun Petrochemical, which has a capacity of 10 million tons, was completed. Preliminary works at Guangdong Petrochemical and Yunnan Petrochemical have reached staged progress. So far, the Group has built up 7 refining bases, each of which has a capacity of over 10 million tons, 4 major ethylene production bases and a number of featured refining enterprises.

Summary of Operations of the Refining and Chemicals Segment

	Unit	2011	2010	Year-on-year change (%)
Processed crude oil	Million barrels	984.6	903.9	8.9
Gasoline, kerosene and diesel output	’000 ton	87,150	79,448	9.7
of which: Gasoline	’000 ton	25,447	23,308	9.2
Kerosene	’000 ton	2,663	2,395	11.2
Diesel	’000 ton	59,040	53,745	9.9
Crude oil processing load	%	92.0	91.3	0.7 percentage point
Light products yield	%	77.3	76.6	0.7 percentage point
Refining yield	%	94.0	93.5	0.5 percentage point
Ethylene	’000 ton	3,467	3,615	(4.1)
Synthetic Resin	’000 ton	5,690	5,550	2.5
Synthetic fibre materials and polymers	’000 ton	2,031	1,985	2.3
Synthetic rubber	’000 ton	606	619	(2.1)
Urea	’000 ton	4,484	3,764	19.1

Note: Figures have been converted at a rate of 1 ton of crude oil = 7.389 barrels.

(3) Marketing

Domestic Operations

In 2011, as a result of the accurate assessment of market trend which was complemented by a scientifically devised marketing strategy, the efficient allocation and deployment of resources, the active optimisation of sales structure as well as the effort to increase the proportion of retail sales, the Group’s sale of refined products further improved and profitability was enhanced. The Group’s market share in the domestic retail market reached 39.2% in 2011, representing an increase of 0.8 percentage point as compared with last year and reflecting a steady increase in the Group’s market share. With continuing emphasis on developing the marketing network, the Group steadily pushed forward the building of high-performance and strategic markets, including the construction of service stations in urban areas and on expressways. As a result, more than 1,300 new service stations were developed in the year. In 2011, the Group sold 146 million tons of gasoline, kerosene and diesel, representing an increase of 20.4% as compared with last year.

Summary of Operations of the Marketing Segment

	Unit	2011	2010	Year-on-year change (%)
Sales volume of gasoline, kerosene and diesel	’000 ton	145,532	120,833	20.4
of which: Gasoline	’000 ton	43,967	36,328	21.0
Kerosene	’000 ton	9,778	6,716	45.6
Diesel	’000 ton	91,787	77,789	18.0
Market share in domestic retail market	%	39.2	38.4	0.8 percentage point
Number of service stations	units	19,362	17,996	7.6
of which: owned service stations	units	18,792	17,394	8.0
Sales volume per service station	Ton/day	11.1	11.0	0.9

International Trading Operations

In 2011, the Group’s international trading continued to grow at a rapid and steady pace. Its global resources deployment ability was markedly raised. With the three major oil and gas operating hubs in Asia, Europe and Americas, the Group mapped out its global trading network and constantly diversified its trading practices. It also pushed forward with the building of storage facilities and further improved its internationalised operating capability. The oil and gas operating hub in Asia is becoming complete and effectively serving the four functions of trading, processing, storage and transport in one entity. Singapore Petroleum Company (SPC) and Osaka International Refining Company continued to perform well. With the completion of its joint venture with INEOS Group Holdings plc. to set up a trading entity and a refining entity, the Group’s plan to build the oil and gas operating hub in Europe has made significant progress.

In 2011, the volume of the Group’s completed international trading reached 147 million tons. The scale and profitability of crude oil, natural gas and refined oil trading businesses achieved substantial growth.

(4) Natural Gas and Pipeline

In 2011, the Group’s natural gas sales effectively balanced the two kinds of resources of locally produced gas and imported gas. The Group strengthened the connections between production, transportation and marketing. The operation of the Group’s pipeline network as well as allocation of resources were optimised to ensure a safe and stable supply of gas to the market. As a result of the optimisation of user structure and the greater emphasis on market development, the coverage of natural gas supply has increased from 26 provinces in 2010 to 28 provinces to include Jiangxi Province and Guangdong Province. The Group’s natural gas utilisation business progressed effectively. Sales volume of natural gas maintained a rapid double-digit growth.

In 2011, the Group accelerated the construction of oil and gas pipelines with strategic importance as well as domestic trunk pipeline networks and storage facilities. The trunk line of the Second West-East Gas Pipeline was fully completed and became operational in June 2011. It has a total length of 4,843 km. The pipeline mainly brings in natural gas from Central Asian countries such as Turkmenistan and Kazakhstan. The trunk line of the Second West-East Gas Pipeline has been linked up with various existing pipelines, forming a natural gas pipeline network in China which benefits 15 provinces (cities and autonomous regions) along the line. The pipeline is of critical importance to ensuring the supply of energy, the optimisation of energy structure, and the promotion of energy conservation, emission reduction and hence green development. Jiangsu and Dalian LNG began supplying gas to the West-East Gas Pipeline Network and the Northeast Region. These contributed strongly to the adjustment of regional energy structure and the realisation of diversification of natural gas sources.

As at the end of 2011, the Group’s pipelines measured a total length of 60,232 km, consisting of 36,116 km of natural gas pipelines, 14,782 km of crude oil pipelines and 9,334 km of refined product pipelines.

5.1.3 Review of Operating Results

The following discussion and analysis should be read in conjunction with the audited financial statements of the Group and the notes thereto set out in the Annual Report and other sections hereof. The financial data set out below is extracted from the audited financial statements of the Group prepared under IFRS.

(1) Consolidated Operating Results

In 2011, the Group achieved a turnover of RMB2,003,843 million, representing an increase of 36.7% from the preceding year. Profit attributable to owners of the Company was RMB132,961 million, representing a decrease of 5.0% from the preceding year. Basic earnings per share was RMB0.73, representing a decrease of RMB0.03 from the preceding year.

Turnover Turnover increased by 36.7% from RMB1,465,415 million for 2010 to RMB2,003,843 million for 2011. This was primarily due to increases in the selling prices and the sales volume of major products including crude oil, natural gas, gasoline and diesel. The table below sets out the external sales volume and average realised prices for major products sold by the Group in 2011 and 2010 and their respective percentage of change during these two years.

	Sales Volume (’000 ton)			Average Realised Price (RMB/ton)
	2011	2010	Percentage of Change (%)	2011	2010	Percentage of Change (%)
Crude oil*	62,057	61,629	0.7	4,748	3,623	31.1
Natural gas (hundred million cubic metre, RMB/’000 cubic metre)	752.81	630.11	19.5	1,082	955	13.3
Gasoline	43,967	36,328	21.0	7,804	6,627	17.8
Diesel	91,787	77,789	18.0	6,952	5,910	17.6
Kerosene	9,778	6,716	45.6	6,206	4,874	27.3
Heavy oil	9,325	9,603	(2.9)	4,376	3,800	15.2
Polyethylene	2,885	3,012	(4.2)	9,425	8,958	5.2
Lubricant	1,761	1,703	3.4	9,601	8,215	16.9

*	The crude oil listed above represents all the external sales volume of crude oil of the Group.

Operating Expenses Operating expenses increased by 42.6% from RMB1,277,638 million for 2010 to RMB1,821,382 million for 2011, of which:

Purchases, Services and Other Purchases, services and other increased by 54.3% from RMB795,525 million for 2010 to RMB1,227,533 million for 2011. This was primarily due to (i) overall increase in purchase cost as a result of larger trading volume in oil products, increased imports of crude oil by the refineries and the sharp rise in crude oil prices on the international market, and (ii) increase in the costs of importing extra natural gas from Central Asia and LNG to ensure the safe and stable supply of gas to urban residents, utilities and key industrial users.

Employee Compensation Costs Employee compensation costs (including employees’ salaries and such additional costs as social security contributions and housing provident funds) of the Group were RMB97,162 million for 2011. Excluding the impact due to the expansion of operations and the rise of the social security contribution base due to impact of the governmental policies, employee compensation costs of the Group increased by 9.8% as compared with last year. This was primarily due to the fact that the Group has adjusted its front-line employees’ salaries to an appropriate level by considering certain factors such as the rise of the domestic consumer price index.

Exploration Expenses Exploration expenses increased by 4.1% from RMB22,963 million for 2010 to RMB23,908 million for 2011. This was primarily due to the fact that the Group continued to put more efforts into oil and gas exploration to further strengthen the base of its oil and gas resources.

Depreciation, Depletion and Amortisation Depreciation, depletion and amortisation increased by 22.0% from RMB113,209 million for 2010 to RMB138,073 million for 2011. This was primarily due to the fact that (i) both the average carrying value of fixed assets and the average net value of oil and gas properties increased as a result of an increase in capital expenditure of the Group, leading to an increase in depreciation and depletion provisions during the reporting period; and (ii) a higher amount of impairment charges were recorded by the Group against certain refining equipment during the reporting period.

Selling, General and Administrative Expenses Selling, general and administrative expenses decreased by 5.8% from RMB74,239 million for 2010 to RMB69,969 million for 2011. Excluding the impact due to the change in the calculation method in respect of transportation costs, the year-on-year increase was 11.7%, which was primarily due to an increase in repair costs of refining equipment and extra storage and leasing costs as a result of business expansion.

Taxes other than Income Taxes Taxes other than income taxes increased by 44.6% from RMB184,209 million for 2010 to RMB266,343 million for 2011. In particular:

Crude oil special gain levy increased from RMB52,172 million for 2010 to RMB102,458 million for 2011. With effect from November 1, 2011, the threshold of the crude oil special gain levy was raised from US$40 per barrel to US$55 per barrel. However, as international oil price rose significantly during the reporting period and only two months (November and December) in 2011 were affected by the implementation of the policy of imposing a higher threshold of the crude oil special gain levy, there was a substantial increase in the Group’s crude oil special gain levy for 2011. For policy adjustment to the charging of crude oil special gain levy, please refer to section 6.4 under the heading “Significant Events” herein.

Consumption tax borne by the Group increased from RMB89,670 million for 2010 to RMB98,795 million for 2011, which was primarily due to an increase in the sales volume of refined products from refineries during the reporting period.

Resource tax borne by the Group increased from RMB9,796 million for 2010 to RMB19,784 million for 2011. The substantial increase in the Group’s resource tax for 2011 as compared with 2010 was primarily due to the promulgation of new resource tax policy by the PRC government. For policy adjustment to resource tax, please refer to section 6.5 under the heading “Significant Events”.

Other Income/(Expenses), net Other income, net, of the Group for 2011 was RMB1,606 million, representing an increase of RMB5,795 million from the other expenses, net, of the Group in the amount of RMB4,189 million for 2010. This was primarily due to the fact that the refund of value-added tax (“VAT”) for imported natural gas (including LNG) provided by the State was recognised by the Group in 2011. For the specific regulations on return of VAT, please refer to section 6.3 under the heading “Significant Events” herein.

Profit from Operations The profit from operations of the Group for 2011 was RMB182,461 million, representing a decrease of 2.8% from RMB187,777 million for 2010.

Net Exchange Loss Net exchange loss decreased by 20.1% from RMB1,172 million for 2010 to RMB936 million for 2011. The decrease in net exchange loss was primarily due to the repayment of loans denominated in Canadian Dollars by the Group at the end of 2010.

Net Interest Expenses Net interest expenses increased by 89.3% from RMB4,338 million for 2010 to RMB8,212 million for 2011. The increase was primarily attributable to (i) an increase in the Group’s interest-bearing debts prompted by the need to secure the funding required for production, operation and capital investment; and (ii) a rise in the Group’s financing cost due to the State’s policy of raising interest rates.

Profit Before Income Tax Expense Profit before income tax expense decreased by 2.7% from RMB189,305 million for 2010 to RMB184,215 million for 2011.

Income Tax Expense Income tax expense decreased by 0.7% from RMB38,513 million for 2010 to RMB38,256 million for 2011, which was primarily due to a decrease in the taxable income for the year.

Profit for the year Profit for the year decreased by 3.2% from RMB150,792 million for 2010 to RMB145,959 million for 2011.

Profit attributable to non-controlling interests As international oil prices in 2011 increased significantly compared with that of last year, certain overseas subsidiaries of the Group engaging in upstream operations recorded material increases in net profit. This resulted in an increase in the profit attributable to non-controlling interests by 20.4%, from RMB10,800 million for 2010 to RMB12,998 million for 2011.

Profit attributable to owners of the Company Due to the macro regulation and control over the prices of domestic refined products, the inverse relationship between the selling price of imported natural gas whose import price was higher than selling price, as well as the substantial increase in taxes and levies, profit attributable to owners of the Company decreased by 5.0% from RMB139,992 million for 2010 to RMB132,961 million for 2011.

(2) Segment Results

Exploration and Production

Turnover Turnover of the Exploration and Production segment increased by 42.2% from RMB544,884 million for 2010 to RMB774,777 million for 2011. The increase was primarily due to an increase in the average realised crude oil price, the average realised natural gas price as well as the growth in the sales volume. The average realised crude oil price of the Group in 2011 was US$104.20 per barrel, representing an increase of 42.9% from US$72.93 per barrel in 2010.

Operating Expenses Operating expenses of the Exploration and Production segment increased by 41.9% from RMB391,181 million for 2010 to RMB555,238 million for 2011. Of which, the operating expenses incurred for purchases, services and other increased by RMB76,299 million as compared with last year. This was primarily due to an increase in the purchase costs of oil imports from Russia and Kazakhstan during the year. Taxes other than income taxes increased by RMB70,144 million, which was primarily due to a sharp increase in the crude oil special gain levy and the resource tax during the year.

The oil and gas lifting cost of the Group increased by 12.6% from US$9.97 in 2010 to US$11.23 in 2011. Excluding the impact of exchange rate movements, the year-on-year increase was 7.4%. The oil and gas lifting cost was brought under control.

Profit from Operations In 2011, the Exploration and Production segment transformed the mode of development and continued to step up cost control while crude oil prices remained high. As a result, the Group’s profitability has further improved and the basis for sustainable development has been reinforced. The profit from operations for 2011 was RMB219,539 million, representing an increase of 42.8% from RMB153,703 million for 2010. The Exploration and Production segment remains as the most important profit contributing segment of the Group.

Refining and Chemicals

Turnover Turnover of the Refining and Chemicals segment increased by 27.5% from RMB664,773 million for 2010 to RMB847,711 million for 2011. The increase was primarily due to an increase in both the selling prices and sales volumes of major refined products.

Operating Expenses Operating expenses of the Refining and Chemicals segment increased by 38.5% from RMB656,926 million for 2010 to RMB909,577 million for 2011. Of which, the operating expenses incurred for purchases, services and other increased by RMB230,170 million as compared with last year. This was primarily due to an increase in crude oil imports by refineries and increases in international crude oil prices during the year. Taxes other than income taxes increased by RMB10,024 million, which was primarily due to an increase in consumption tax as compared with last year.

The cash processing cost of refineries was RMB146.27 per ton, which was substantially the same as RMB144.04 per ton for last year.

Profit from Operations Due to the fact that international crude oil prices remained high, the prices of domestic refined products were subject to macro regulation and control and the demand in the petrochemical market was down, the Refining and Chemicals segment recorded operating losses of RMB61,866 million for 2011. Of which, the refining operations and the chemicals operations recorded operating losses of RMB60,087 million and RMB1,779 million for 2011.

Marketing

Turnover Turnover of the Marketing segment increased by 49.2% from RMB1,134,534 million for 2010 to RMB1,693,130 million for 2011. The increase was primarily due to an increase in both the selling prices and the sales volumes of refined products as well as an increase in revenue from the oil products trading business.

Operating Expenses Operating expenses of the Marketing segment increased by 49.5% from RMB1,118,578 million for 2010 to RMB1,672,477 million for 2011. Of which, the operating expenses incurred for purchases, services and other increased by RMB558,011 million as compared with last year. The increase was primarily due to an increase in the purchase cost relating to the oil products trading business.

Profit from Operations In 2011, the Marketing segment promptly took advantage of opportunities presented by the market and organised its marketing efforts scientifically. It expanded sales and improved the quality of marketing efforts. Profit from operations was RMB20,653 million for 2011, representing an increase of 29.4% from RMB15,956 million for 2010.

Natural Gas and Pipeline

Turnover Turnover of the Natural Gas and Pipeline segment amounted to RMB173,058 million, representing an increase of 47.9% from RMB117,043 million in 2010. The increase was primarily due to (i) increases in both the sales and transmission volumes as well as the ongoing optimisation of the sales structure by the Natural Gas and Pipeline segment, resulting in an increase in the share of industrial gas in the sales volume; (ii) the PRC government raising the ex-factory base price of locally produced onshore natural gas by RMB0.23 per cubic meter with effect from June 1, 2010; (iii) increase in the sales revenue of city gas and LPG.

Operating Expenses Operating expenses of the Natural Gas and Pipeline segment amounted to RMB157,528 million in 2011, representing an increase of 63.0% from RMB96,628 million in 2010, of which purchases, services and other increased year-on-year by RMB56,723 million. For the purposes of ensuring a safe and stable supply of gas to city residents, utilities and key industrial users, the Natural Gas and Pipeline segment imported 15.53 billion cubic meters of natural gas from Central Asia and 1.83 billion cubic meters of LNG in the year, thereby increasing the purchase cost. Depreciation, depletion and amortisation increased by RMB4,376 million, which was primarily due to the fact that key projects such as the trunk line of the Second West-East Gas Pipeline commencing operation, leading to a corresponding increase in depreciation and depletion.

Profit from Operations Profit from operations of the Natural Gas and Pipeline segment in 2011 was RMB15,530 million, representing a decrease of 23.9% from RMB20,415 million in 2010. This was as a result of an increase in losses on imported gas and the impact of higher depreciation in respect of the capitalisation of key projects at the same time. Among others, the sale of imported natural gas and LNG recorded a cumulative loss of approximately RMB21,400 million.

In 2011, the Group’s overseas operations(note) produced notable results and further increased their contribution to the Group. Turnover of overseas operations amounted to RMB574,212 million, or 28.6% of the Group’s total turnover. Profit before income tax expense of overseas operations amounted to RMB34,747 million, or 18.9% of the Group’s profit before income tax expense.

Note: The four operating segments of the Group are namely Exploration and Production, Refining and Chemicals, Marketing as well as Natural Gas and Pipeline. Overseas operations do not constitute a separate operating segment of the Group. The financial data of overseas operations are included in the financial data of the respective operating segments mentioned above.

(3)	Assets, Liabilities and Equity

The following table sets out the key items in the consolidated balance sheet of the Group:

	As at December 31, 2011	As at December 31, 2010	Percentage of Change
	RMB million	RMB million	%
Total assets	1,917,586	1,656,487	15.8
Current assets	382,711	286,392	33.6
Non-current assets	1,534,875	1,370,095	12.0
Total liabilities	835,040	646,358	29.2
Current liabilities	560,038	429,736	30.3
Non-current liabilities	275,002	216,622	27.0
Equity attributable to owners of the Company	1,002,745	938,926	6.8
Share capital	183,021	183,021	—
Reserves	263,007	256,617	2.5
Retained earnings	556,717	499,288	11.5
Total equity	1,082,546	1,010,129	7.2

Total assets amounted to RMB1,917,586 million, representing an increase of 15.8% from that as at the end of 2010, of which:

Current assets amounted to RMB382,711 million, representing an increase of 33.6% from that as at the end of 2010. The increase in current assets was primarily due to (i) an increase in inventories from RMB134,888 million as at the end of 2010 to RMB182,253 million as at the end of 2011 as a result of the price increases in raw materials and finished products and an increase in the volume of inventories; (ii) an increase in cash and cash equivalents, which amounted to RMB61,172 million as at the end of 2011, an increase from RMB45,709 million as at the end of 2010.

Non-current assets amounted to RMB1,534,875 million, representing an increase of 12.0% from that as at the end of 2010. The increase in non-current assets was primarily due to an increase in capital expenditures, resulting in an increase in property, plant and equipment (including fixed assets, oil and gas properties, construction-in-progress, etc.) from RMB1,238,599 million as at the end of 2010 to RMB1,372,007 million as at the end of 2011.

Total liabilities amounted to RMB835,040 million, representing an increase of 29.2% from that as at the end of 2010, of which:

Current liabilities amounted to RMB560,038 million, representing an increase of 30.3% from that as at the end of 2010. The increase in current liabilities was primarily due to: (i) an increase in other taxes payable by the Group; and (ii) an increase in the balance of short-term borrowings as a result of certain long-term borrowings being re-classified as short-term borrowings as they approached maturity.

Non-current liabilities amounted to RMB275,002 million, representing an increase of 27.0% from that as at the end of 2010. The increase in non-current liabilities was primarily due to an increase in long-term borrowings from RMB131,352 million as at the end of 2010 to RMB180,675 million as at the end of 2011 to ensure availability of funding for the Group’s production, operation and capital investment.

Equity attributable to owners of the Company amounted to RMB1,002,745 million, representing an increase of 6.8% from that as at the end of 2010. The increase in equity attributable to owners of the Company was primarily due to an increase in retained earnings.

(4)	Cash Flows

As at December 31, 2011, the primary sources of funds of the Group were cash from operating activities and short-term and long-term borrowings. The funds of the Group were mainly used for operating activities, capital expenditures, repayment of short-term and long-term borrowings as well as distribution of dividends to shareholders.

The table below sets forth the net cash flows of the Group for 2011 and 2010 respectively and the amount of cash and cash equivalents as at the end of each year:

	Year ended December 31
	2011	2010
	RMB million	RMB million
Net cash flows from operating activities	290,155	318,796
Net cash flows used for investing activities	(283,638)	(299,302)
Net cash flows from/(used for) financing activities	9,259	(60,944)
Translation of foreign currency	(313)	234
Cash and cash equivalents at end of year	61,172	45,709

Net Cash Flows From Operating Activities

The net cash flows of the Group from operating activities for 2011 amounted to RMB290,155 million, representing a decrease of 9.0% from RMB318,796 million in 2010. This was mainly due to the overall impact as a result of an increase in taxes and levies paid as well as changes in inventories and other kinds of working capital. As at December 31, 2011, the Group had cash and cash equivalents of RMB61,172 million. The cash and cash equivalents were mainly denominated in Renminbi (approximately 67.8% were denominated in Renminbi, approximately 25.7% were denominated in US Dollars, approximately 1.6% were denominated in HK Dollars and approximately 4.9% were denominated in other currencies).

Net Cash Flows Used for Investing Activities

The net cash flows of the Group used for investing activities in 2011 amounted to RMB283,638 million, representing a decrease of 5.2% from RMB299,302 million in 2010. The decrease was primarily due to the overall impact of an increase in capital expenditures and a decrease in expenditures for the acquisition of associates and jointly controlled entities during the reporting period.

Net Cash Flows From/(Used for) Financing Activities

The net cash flows of the Group from financing activities in 2011 amounted to RMB9,259 million while the net cash flows used for financing activities in 2010 was RMB60,944 million. Such change from net cash outflows to net cash inflows was primarily due to an increase in new loans during the reporting period as compared with last year.

The net liabilities of the Group as at December 31, 2011 and December 31, 2010, respectively, are as follows:

	As at December 31, 2011	As at December 31, 2010
	RMB million	RMB million
Short-term borrowings (including current portion of long-term borrowings)	137,698	102,268
Long-term borrowings	180,675	131,352

Total borrowings	318,373	233,620

Less: Cash and cash equivalents	61,172	45,709

Net borrowings	257,201	187,911

The following table sets out the remaining contractual maturities of borrowings as at the respective date of financial position, which are based on contractual undiscounted cash flows including principal and interest, and the earliest contractual maturity date:

	As at December 31, 2011	As at December 31, 2010
	RMB million	RMB million
Within 1 year	147,442	110,380
Between 1 and 2 years	21,759	41,533
Between 2 and 5 years	155,611	82,640
After 5 years	25,378	26,642

	350,190	261,195

Of the total borrowings of the Group as at December 31, 2011, approximately 72.4% were fixed-rate loans, approximately 27.5% were floating-rate loans and 0.1% were interest free loans. Of the borrowings as at December 31, 2011, approximately 79.8% were denominated in Renminbi, approximately 17.7% were denominated in US Dollars, approximately 1.2% were denominated in Japanese Yen, approximately 0.9% were denominated in Canadian Dollars and approximately 0.4% were denominated in other currencies.

As at December 31, 2011, the gearing ratio of the Group (gearing ratio = interest-bearing debts/(interest-bearing debts + total equity)) was 22.7% (18.8% as at December 31, 2010).

(5)	Capital Expenditures

In 2011, the Group appropriately arranged its investment pace and reinforced the management of investment cost. Capital expenditures of the Group in 2011 increased by 3.0% to RMB284,391 million from RMB276,212 million in 2010. The increase in capital expenditures has been brought under effective control. The table below sets forth the capital expenditures of the Group for 2011 and 2010 and the estimated capital expenditures for each of the business segments of the Group for 2012.

	2011		2010		Estimates for 2012
	RMB million	%	RMB million	%	RMB million	%
Exploration and Production*	162,154	57.02	160,893	58.25	172,900	57.64
Refining and Chemicals	42,781	15.04	44,242	16.02	43,900	14.63
Marketing	15,136	5.32	15,793	5.72	16,600	5.53
Natural Gas and Pipeline	62,645	22.03	53,648	19.42	63,600	21.20
Head Office and Other	1,675	0.59	1,636	0.59	3,000	1.00

Total	284,391	100.00	276,212	100.00	300,000	100.00

*	If investments related to geological and geophysical exploration costs are included, the capital expenditures and investments for the Exploration and Production segment for each of 2010 and 2011, and the estimates for the same for 2012 would be RMB173,142 million, RMB173,760 million and RMB184,900 million, respectively.

Exploration and Production

In 2011, capital expenditures for the Exploration and Production segment amounted to RMB162,154 million, which were primarily related to local oil and gas exploration projects such as those in Changqing, Daqing, Southwestern and Tarim, construction of key production capacities for various oil and gas fields, as well as major overseas oil and gas development projects such as those in Rumaila and Aktobe.

The Group anticipates that capital expenditures for the Exploration and Production segment for 2012 will amount to RMB172,900 million, of which approximately RMB31,000 million will be used in exploration of oil and gas and approximately RMB141,900 million will be used in development thereof. Domestic exploration activities will remain focused on the “Peak Growth in Oil and Gas Reserves” Program while more efforts will be devoted to key oil and gas regions such as Songliao Basin, Erdos Basin, Tarim Basin, Sichuan Basin and Bohai Bay Basin. Development activities will be focused on maintaining the production of Daqing Oilfield, as well as increasing the equivalent output of Changqing Oilfield and increasing the output of such oil and gas fields as Tarim in Xinjiang. Overseas operations will be focused on cooperation in oil and gas exploration and development in Central Asia, the Middle East, the Americas and Asia-Pacific.

Refining and Chemicals

Capital expenditures for the Refining and Chemicals segment for 2011 amounted to RMB42,781 million, of which RMB21,653 million was used in the construction of refining facilities and RMB21,128 million was used in the construction of chemicals facilities. These were mainly related to the construction of facilities for large scale oil refining projects and ethylene projects, such as those at Guangxi Petrochemical, Sichuan Petrochemical, Fushun Petrochemical, Daqing Petrochemical, Ningxia Petrochemical and Huhhot Petrochemical.

The Group anticipates that capital expenditures for the Refining and Chemicals segment for 2012 will amount to RMB43,900 million. Of which, approximately RMB31,700 million will be used for the construction and expansion of refining facilities, which mainly relate to the large scale refining projects at Sichuan Petrochemical, Guangdong Petrochemical, Huabei Petrochemical, Yunnan Petrochemical and Huhhot Petrochemical, and approximately RMB12,200 million will be used for the construction and expansion of chemicals facilities, which mainly relate to the large scale ethylene projects at Sichuan Petrochemical, Fushun Petrochemical and Daqing Petrochemical.

Marketing

Capital expenditures for the Marketing segment for 2011 amounted to RMB15,136 million, which were mainly used for the construction of sales network facilities including service stations and oil depots.

The Group anticipates that capital expenditures for the Marketing segment for 2012 will amount to RMB16,600 million, which are expected to be used primarily for the construction and expansion of high-efficiency sales networks.

Natural Gas and Pipeline

Capital expenditures for the Natural Gas and Pipeline segment for 2011 amounted to RMB62,645 million, which were mainly used for natural gas pipeline construction projects such as the Second West-East Gas Pipeline and the Third Shaanxi-Beijing Gas Pipeline, the Lanzhou-Chengdu Crude Oil Pipeline project, as well as Jiangsu and Dalian LNG projects.

The Group anticipates that capital expenditures for the Natural Gas and Pipeline segment for 2012 will amount to RMB63,600 million, which are expected to be used primarily for the construction of main oil and gas transmission projects such as the branch line of the Second West-East Gas Pipeline and Zhongwei-Guiyang Gas Pipeline, as well as associated LNG and city gas facilities.

Head Office and Other

Capital expenditures for the Head Office and Other segment for 2011 were RMB1,675 million.

The Group anticipates that capital expenditures for the Head Office and Other segment for 2012 will amount to RMB3,000 million, which are expected to be used primarily for scientific research and construction of information systems.

5.1.4 Business Prospects

The recovery of the world economy is growing more uncertain in 2012. International energy supply will remain tight in the long term amidst increasingly intense competition for energy resources. It is expected that the Chinese economy will maintain its steady course of development for a relatively long period and the demand for oil and gas will continue to grow. The Chinese government will continue to implement active fiscal policies and prudent currency policies. It will also optimise the energy structure, promote energy conservation and emission reduction as well as encourage the clean use of conventional energy resources. The Chinese government can be expected to speed up the streamlining of the pricing structure of energy resources. All these moves will create a favourable environment to the development of the Group’s business. In 2012, the Group will strengthen its research into and analysis of international and geopolitical issues as well as the economic trend, taxation and fiscal policies in China. The aim is to maintain a steady and rapid growth of the Group’s production and operation and to ensure its ongoing strategic development on resource, market and internationalisation.

In respect of exploration and production, the Group will continue with the “Peak Growth in Oil and Gas Reserves” Program. In doing so, the Group will focus on large basins, key regions and new oilfields. On the other hand, the Group will strengthen venture exploration, pre-exploration and meticulous exploration in existing oilfields. The Group will also deepen its comprehensive geological studies and will continue to consolidate its dominance in China in upstream operations. Meanwhile, the Group will devise scientific production operation plans for oil and gas fields. The Group will focus on building up production capacity in key areas. It will promote the application of new technologies, including horizontal well and cluster well techniques. The Group will continue to promote fine water-injection in oilfields in order to lower the natural declining rate. The Group will actively explore and improve the techniques for the exploration and development of coal seam gas and shale gas so as to promote the development of non-conventional natural gas business. The oil and natural gas equivalent output target of the Group is 1,321 million barrels for 2012.

In respect of refining and chemicals, the Group will maintain steady production. Maintenance and repair works will be arranged systematically to ensure the operating safety and consistency of refining equipment. The Group will also enhance and optimise resource allocation and will timely adjust product structure and output in accordance with market demand, thereby increasing product profitability and risk resistance ability. The Group will further strategically adjust the structure of its refining operations in order to fully realise the potential of the integration of refining and chemicals as well as to maximise the overall efficiency.

In respect of the sale of refined products, the Group will firmly be market-oriented, with a focus on customers and efficiency. The Group will strengthen dynamic market analysis and appropriately rationalise sales structure. Efforts will be made to raise sales quality and to diversify sourcing channels for resources. The Group will further develop its distribution networks and increase the proportion of high-performance service stations. The Group will also take prudent steps to develop its service station convenient store business and will perfect its service system so as to increase market competitiveness and profitability.

In respect of natural gas and pipeline, the Group will promote the continuing rapid development of natural gas business through balancing the two kinds of resources of locally produced gas and imported gas as well as enhancing effective upstream and downstream coordination. The Group will focus on the development of the natural gas market with emphasis on central and high-performance markets. In conventional markets such as Sichuan Province, Chongqing, the Bohai Rim and the Yangtze River Delta, untapped potential among existing users will be developed whilst efforts will be made to expand into new markets. The Group will actively develop the natural gas utilisation business and expand the market size. Through strengthened organisation and scientific implementation, the Group will seek to ensure orderly construction of pipelines and their safe and consistent operation.

In respect of international operations, the Group will, on the one hand, continue to accord first priority to oil and gas resources. The Group will speed up the development of overseas oil and gas cooperation zones whilst consolidating and replicating the success in overseas venture exploration. The Group will also actively explore a production structure integrating overseas exploration and development, which will, in turn, pave the way for large scale developments and wider co-operations. On the other hand, the Group will pursue a sustained and healthy development of its fast-growing international trading operations. The Group will enhance the development of overseas oil and gas operating hubs in order to achieve the integration of refining, storage, trading and transport businesses in one entity. The Group will devote its efforts to developing valuable resources and new markets and diligently converting its advantage in resources into a market and efficiency advantage.

5.1.5 Risk Factors

In the course of its production and operation, the Group actively took various measures to avoid and mitigate various types of risks. However, in practice, it may not be possible to prevent all risks and uncertainties completely.

(1) Industry Regulations and Tax Policies Risk

The PRC government exercises supervision and regulation over the domestic oil and natural gas industry. These regulatory measures include the obtaining of exploration and production licences, the payment of industry-specific taxes and levies, and the implementation of environmental policies and safety standards. They affect the Group’s operating activities. Any future changes in the PRC governmental policies in respect of the oil and natural gas industry may also affect the Group’s business operations.

Taxes and levies are one of the major external factors affecting the operations of the Group. The PRC government has been actively implementing taxation reforms, which may lead to future changes in the taxes and levies relating to the operations of the Group, thereby affecting the operating results of the Group.

(2) Price Fluctuations of Oil and Gas Products Risk

The Group is engaged in a wide range of oil and gas products-related activities and part of its oil and gas products demands are met through external purchases in international market. The prices of crude oil, refined products and natural gas in the international market are affected by various factors such as changes in global and regional politics and economy, demand and supply of oil and gas, as well as unexpected events and disputes with international repercussions. The domestic crude oil price is determined by reference to international price of crude oil and the prices of domestic refined products are adjusted by PRC government to reflect the price changes in international crude oil market. Domestic natural gas prices are prescribed by PRC government.

(3) Foreign Exchange Rate Risk

The Group conducts its business primarily in Renminbi in the PRC, but it keeps certain foreign currencies to pay for the imported crude oil, equipment and other raw materials as well as to repay financial liabilities denominated in foreign currencies. Currently, the PRC government has implemented a regulated floating exchange rate regime based on market supply and demand with reference to a basket of currencies. However, Renminbi is still regulated in capital projects. The exchange rates of Renminbi are affected by domestic and international economic and political changes, and demand and supply for Renminbi. Future exchange rates of Renminbi against other currencies may vary significantly from the current exchange rates, which in turn would affect the operating results and financial position of the Group.

(4) Market Competition Risk

The Group has distinctive advantages in resources, and is in a leading position in the oil and gas industry in the PRC. At present, major competitors of the Group are other large domestic oil and petrochemical producers and distributors. With the gradual opening up of the domestic oil and petrochemical market, large foreign oil and petrochemical companies have become competitors of the Group in certain regions and segments. The Group has been in a leading position in the exploration and production business and natural gas and pipeline business in China, but the Group is facing relatively keen competition in refining, chemicals and marketing of refined products businesses.

(5) Uncertainty of the Oil and Gas Reserves Risk

According to industry characteristics and international practices, both the crude oil and natural gas reserve data disclosed by the Group are estimates only. The Group has engaged internationally recognised valuers to evaluate the crude oil and natural gas reserves of the Group on a regular basis. However, the reliability of reserves estimates depends on a number of factors, assumptions and variables, such as the quality and quantity of technical and economic data, the prevailing oil and gas prices of the Group etc., many of which are beyond the control of the Group and may be adjusted over time. Results of drilling, testing and exploration after the date of the evaluation may also result in revision of the reserves data of the Group to a certain extent.

(6) Hidden Hazards and Force Majeure Risk

Oil and gas exploration, development, storage and transportation and the production, storage and transportation of refined products and petrochemical products involve certain risks, which may cause unexpected or dangerous event such as personal injuries or death, property damage, environmental damage and disruption to operations, etc. With the expansion in the scale and area of operations, the hazard risks faced by the Group also increase accordingly. Further, new regulations promulgated by the State in recent years set out higher standard for production safety. The Group has implemented a strict HSE management system and used its best endeavours to avoid the occurrence of accidents. However, the Group cannot completely avoid potential financial losses caused by such contingent incidents. In addition, natural disasters such as earthquake, typhoon, tsunami and emergency public health events may cause losses to properties and personnel of the Group, and may affect the normal operations of the Group.

5.2 Other Financial Data

(1) Financial Data Prepared under CAS

	As at December 31, 2011	As at December 31, 2010	Percentage of Change
	RMB million	RMB million	%
Total assets	1,917,528	1,656,368	15.8
Current assets	385,420	289,880	33.0
Non-current assets	1,532,108	1,366,488	12.1
Total liabilities	834,962	646,267	29.2
Current liabilities	560,038	429,736	30.3
Non-current liabilities	274,924	216,531	27.0
Equity attributable to equity holders of the Company	1,002,885	939,043	6.8
Total equity	1,082,566	1,010,101	7.2

For reasons for changes, please read Section (3) in 5.1.3.

(2) Principal operations by segment and by product under CAS

	Income from principal operations for the year 2011	Cost of principal operations for the year 2011	Margin*	Year-on- year change in income from principal operations	Year-on- year change in cost of principal operations	Increase or decrease in margin
	RMB million	RMB million	%	%	%	percentage points
Exploration and Production	756,912	360,210	33.8	43.9	36.8	(2.3)
Refining and Chemicals	839,826	747,928	(2.2)	27.7	44.7	(8.3)
Marketing	1,684,330	1,615,428	3.9	49.3	52.1	(1.8)
Natural Gas and Pipeline	170,643	151,211	10.4	48.2	68.2	(10.5)
Head Office and Other	517	333	—	48.6	194.7	—
Inter-segment elimination	(1,487,187)	(1,486,361)	—	—	—	—
Total	1,965,041	1,388,749	16.3	37.4	48.2	(5.8)

*	Margin = Profit from principal operations / Income from principal operations

(3) Description of reasons for any material changes in the principal operations and their structure in the current reporting period as compared with those for the preceding reporting period

☐  Applicable    ☒   Not applicable

(4) Description of reasons for any material changes in the profit margin of principal operations in the current reporting period as compared with those for the preceding reporting period

☐  Applicable     ☒   Not applicable

(5) Description of reasons for any material changes in the composition of profits in the current reporting period as compared with those for the preceding reporting period

Please read Section (1) in 5.1.3.

(6) Principal subsidiaries and associates of the Group

Name of company	Registered capital		Shareholding	Amount of total assets	Amount of total liabilities	Amount of total net assets	Net profit
	RMB million		%	RMB million	RMB million	RMB million	RMB million
Daqing Oilfield Company Limited		47,500	100.00	218,061	99,090	118,971	70,097
CNPC Exploration and Development Company Limited		16,100	50.00	118,935	25,737	93,198	19,691
PetroChina Hong Kong Limited	HK$	7,592 million	100.00	68,045	32,954	35,091	6,346
PetroChina International Investment Company Limited		31,314	100.00	50,896	16,608	34,288	2,194
PetroChina International Co., Ltd.		10,000	100.00	124,989	99,666	25,323	3,141
Dalian West Pacific Petrochemical Co., Ltd.	US$	258 million	28.44	12,207	13,670	(1,463)	(578)
China Marine Bunker (PetroChina) Co., Ltd.		1,000	50.00	10,003	6,774	3,229	216
China Petroleum Finance Co., Ltd.		5,441	49.00	503,111	477,348	25,763	3,511
Arrow Energy Holdings Pty Ltd.		AUD2	50.00	58,893	22,841	36,052	(2,721)

5.3 Distribution Plan for the Final Dividend for 2011

The Board recommends a final dividend of RMB0.16462 per share (inclusive of applicable tax) for 2011, which is based on 45% of the net profit of the Group for the twelve months ended December 31, 2011 after deducting the interim dividend for 2011 paid on October 21, 2011. The proposed final dividend is subject to shareholders’ review and approval at the forthcoming annual general meeting to be held on May 23, 2012. The final dividend will be paid to shareholders whose names appear on the register of members of the Company at the close of business on June 6, 2012. The register of members of H shares will be closed from June 1, 2012 to June 6, 2012 (both days inclusive) during which period no transfer of H shares will be registered. In order to qualify for the final dividend, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited at or before 4:30 p.m. on May 31, 2012. Holders of A shares whose names appear on the register of members of the Company maintained at China Securities Depository and Clearing Corporation Limited Shanghai Branch Company at the close of trading on the Shanghai Stock Exchange in the afternoon of June 6, 2012 are eligible for the final dividend.

In accordance with the relevant provisions of the Articles of Association of PetroChina Company Limited, dividends payable to the Company’s shareholders shall be declared in Renminbi. Dividends payable to the holders of A shares shall be paid in Renminbi while dividends payable to the holders of H shares shall be paid in HK Dollars. The amount of HK Dollars payable shall be calculated on the basis of the average of the closing exchange rate for Renminbi to HK Dollar as announced by the People’s Bank of China for the week prior to the declaration of the dividends at the annual general meeting to be held on May 23, 2012.

6	Significant Events

6.1 On July 1, 2011, PetroChina International (London) Company Limited (“PCI”), a wholly-owned subsidiary of the Group, completed its transaction with INEOS Group Holdings plc, for the establishment of joint ventures in Europe engaging in trading and refining activities. PCI has paid US$1,015 million (approximately RMB6,569 million) in cash to acquire shares in the joint ventures.

The above transaction did not affect the continuity of the Group’s business and the stability of its management. It is beneficial to the future financial position and operating results of the Group on a continuing basis.

6.2 On December 23, 2011, the Company completed the disposal to Kunlun Energy Company Limited (“Kunlun”, a subsidiary of the Group listed in Hong Kong), of a 60% interest in PetroChina Beijing Gas Pipeline Co., Ltd. Pursuant to the related transfer agreement, the consideration is approximately RMB18,871 million, to be satisfied by way of the issue of consideration shares of Kunlun.

The above transaction did not affect the continuity of the Group’s business and the stability of its management. It is beneficial to the future financial position and operating results of the Group on a continuing basis.

6.3 Pursuant to the Circular jointly issued by the Ministry of Finance of the PRC, the General Administration of Customs of the PRC and the State Administration of Taxation of the PRC on Issues Concerning a Proportionate Refund of VAT on Imported Natural Gas between 2011 and 2020 as well as Natural Gas Imported from Central Asia before the end of 2010 (Cai Guan Shui [2011] No.39) (《關於2011-2020年期間進口天然氣及2010年底前“中亞氣”項目進口天然氣按比例返還進口環節增值稅有關問題的通知》(財關稅 [2011] 39號)), if the price of imported natural gas under any state-sanctioned natural gas import program is higher than the selling price fixed by the State, the VAT as paid by the Group on imported natural gas (including LNG) under the above program will be refunded on a pro-rata basis by reference to the extent of the import price above the selling price fixed by the State.

6.4 Pursuant to the Notice from the Ministry of Finance of the PRC on the Increase of the Threshold of the Crude Oil Special Gain Levy (Cai Qi [2011] No. 480)(財政部財企[2011] 480號文《關於提高石油特別收益金起徵點的通知》), the threshold of the crude oil special gain levy shall be increased to US$55, with effect from November 1, 2011. Notwithstanding such adjustment, the crude oil special gain levy will continue to have 5 levels and will be calculated and charged according to the progressive and valorem rates on the excess amounts.

6.5 Pursuant to Order 605 of the State Council in respect of its Decision on the Amendments of the Provisional Regulations Governing Resource Tax of the PRC (國務院令第605號文《關于修改<中華人民共和國資源稅暫行條例>的决定》), resource tax on crude oil and natural gas payable by entities or individuals who extract crude oil and natural gas in the territory and waters over which the PRC has jurisdiction shall be imposed on ad valorem basis at 5% to 10% with effect from November 1, 2011. Pursuant to Order 66 jointly issued by the Ministry of Finance of the PRC and State Administration of Taxation of the PRC in respect of the Implementation Rules under the Provisional Regulations Governing Resource Tax of the PRC (財政部、國家稅務總局令第66號文《中華人民共和國資源稅暫行條例實施細則》), the tax rate applicable to crude oil and natural gas shall be 5%.

6.6 Pursuant to Notice from the National Development and Reform Commission of the PRC on Price Reform Pilot Scheme for Natural Gas in Guangdong Province and Guangxi Zhuang Autonomous Region (Fa Gai Jia Ge [2011] No. 3033) (發改價格[2011]3033號文《關于在廣東省、廣西自治區開展天然氣價格形成機制改革試點的通知》), a price reform pilot scheme for natural gas shall be implemented in Guangdong Province and Guangxi Zhuang Autonomous Region with effect from December 26, 2011. The overall plan of the pilot scheme is that: (i) the current cost-plus pricing method has been changed to “netback market value” pricing method. Pricing benchmarks and alternative energy resources will be selected to establish an inter-link mechanism between the price of natural gas and the price of alternative energy resources; (ii) the price of natural gas at city gate station in each province, region or city shall be based on the pricing benchmark and shall take into account the principal flow of natural gas market resources and pipe transportation costs; (iii) a dynamic adjustment mechanism for the price of natural gas at city gate station shall be implemented. Prices shall be adjusted each year in accordance with the price change of alternative energy resources. Over time, adjustments shall be made every six months or quarterly; and (iv) the ex-factory prices for unconventional natural gas including shale gas, coal seam gas, coal gas shall be adjusted in accordance with market.

7	Financial Report

7.1 Explanation for Changes in Accounting Policy, Accounting Estimate or Recognition Policy as Compared with those for Last Annual Report

☐  Applicable    ☒  Not applicable

7.2 Nature, Corrected Amount, Reason and Impact of Material Accounting Error

☐  Applicable     ☒  Not applicable

7.3 Changes in the Scope of Consolidation as Compared with those for Last Annual Report

☐  Applicable     ☒  Not applicable

7.4 Statement of the Board of Directors and the Supervisory Committee on Issuance of a “Non-Standard Auditing Report” by the Auditor

☐  Applicable    ☒  Not applicable

7.5 The Balance Sheets, Income Statements, with Comparatives

7.5.1 Financial statements prepared in accordance with IFRS

(1) Consolidated Statement of Comprehensive Income

	Notes	2011	2010
		RMB million	RMB million

TURNOVER	(i)	2,003,843	1,465,415

OPERATING EXPENSES
Purchases, services and other		(1,227,533)	(795,525)
Employee compensation costs		(97,162)	(83,304)
Exploration expenses, including exploratory dry holes		(23,908)	(22,963)
Depreciation, depletion and amortisation		(138,073)	(113,209)
Selling, general and administrative expenses		(69,969)	(74,239)
Taxes other than income taxes		(266,343)	(184,209)
Other income/ (expenses), net		1,606	(4,189)

TOTAL OPERATING EXPENSES		(1,821,382)	(1,277,638)

PROFIT FROM OPERATIONS		182,461	187,777

FINANCE COSTS
Exchange gain		2,662	1,685
Exchange loss		(3,598)	(2,857)
Interest income		2,674	1,983
Interest expense		(10,886)	(6,321)

TOTAL NET FINANCE COSTS		(9,148)	(5,510)

SHARE OF PROFIT OF ASSOCIATES AND JOINTLY CONTROLLED ENTITIES		10,902	7,038

PROFIT BEFORE INCOME TAX EXPENSE	(ii)	184,215	189,305
INCOME TAX EXPENSE	(iii)	(38,256)	(38,513)

PROFIT FOR THE YEAR		145,959	150,792

OTHER COMPREHENSIVE INCOME:
Currency translation differences		(5,408)	2,687
Fair value (loss)/ gain from available-for-sale financial assets		(15)	114
Income tax relating to components of other comprehensive (loss)/ income		17	(5)

OTHER COMPREHENSIVE (LOSS)/ INCOME, NET OF TAX		(5,406)	2,796

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		140,553	153,588

PROFIT FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		132,961	139,992
Non-controlling interests		12,998	10,800

		145,959	150,792

TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		129,055	143,186
Non-controlling interests		11,498	10,402

		140,553	153,588

BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	(iv)	0.73	0.76

(2) Consolidated Statement of Financial Position

	Notes	2011	2010
		RMB million	RMB million
NON-CURRENT ASSETS
Property, plant and equipment		1,372,007	1,238,599
Investments in associates and jointly controlled entities		70,739	64,137
Available-for-sale financial assets		1,832	1,979
Advance operating lease payments		48,229	36,155
Intangible and other non-current assets		38,854	25,453
Deferred tax assets		505	284
Time deposits with maturities over one year		2,709	3,488

TOTAL NON-CURRENT ASSETS		1,534,875	1,370,095

CURRENT ASSETS
Inventories		182,253	134,888
Accounts receivable	(vi)	53,822	45,005
Prepaid expenses and other current assets		72,358	51,822
Notes receivable		12,688	5,955
Time deposits with maturities over three months but within one year		418	3,013
Cash and cash equivalents		61,172	45,709

TOTAL CURRENT ASSETS		382,711	286,392

CURRENT LIABILITIES
Accounts payable and accrued liabilities	(vii)	302,600	270,191
Income taxes payable		18,310	22,169
Other taxes payable		101,430	35,108
Short-term borrowings		137,698	102,268

TOTAL CURRENT LIABILITIES		560,038	429,736

NET CURRENT LIABILITIES		(177,327)	(143,344)

TOTAL ASSETS LESS CURRENT LIABILITIES		1,357,548	1,226,751

EQUITY
Equity attributable to owners of the Company:
Share capital		183,021	183,021
Retained earnings		556,717	499,288
Reserves		263,007	256,617

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		1,002,745	938,926
Non-controlling interests		79,801	71,203

TOTAL EQUITY		1,082,546	1,010,129

NON-CURRENT LIABILITIES
Long-term borrowings		180,675	131,352
Asset retirement obligations		68,702	60,364
Deferred tax liabilities		20,749	21,515
Other long-term obligations		4,876	3,391

TOTAL NON-CURRENT LIABILITIES		275,002	216,622

TOTAL EQUITY AND NON-CURRENT LIABILITIES		1,357,548	1,226,751

(3) Selected notes from the financial statements prepared in accordance with IFRS

(i) Turnover

Turnover represents revenues from the sale of crude oil, natural gas, refined products and petrochemical products and from the transmission of crude oil, refined products and natural gas.

(ii) Profit Before Income Tax Expense

	2011	2010
	RMB million	RMB million

Items credited and charged in arriving at the profit before income tax expense include:

Credited
Dividend income from available-for-sale financial assets	213	165
Reversal of provision for impairment of receivables	164	210
Reversal of write down in inventories	127	42
Government grants (a)	6,734	1,599

Charged
Amortisation of intangible and other assets	2,742	2,318
Auditors’ remuneration	70	74
Cost of inventories recognised as expense	1,401,376	947,246
Provision for impairment of receivables	27	36
Loss on disposal of property, plant and equipment	3,047	2,822
Operating lease expenses	9,262	7,803
Research and development expenses	13,224	11,840
Write down in inventories	605	239

(a)	Comprises proportionate refund of import value-added tax relating to the import of natural gas (including liquefied natural gas) provided by the PRC government. This value-added tax refund is applicable from January 1, 2011 to December 31, 2020 and available when the import prices of the natural gas and liquefied natural gas imported under any State-sanctioned pipelines are higher than their prescribed selling prices.

(iii) Income Tax Expense

	2011	2010
	RMB million	RMB million

Current taxes	39,592	38,617
Deferred taxes	(1,336)	(104)

	38,256	38,513

In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is principally 25%. Operations of the Group in certain regions in China qualified for certain tax incentives in the form of a preferential income tax rate of 15% through the year 2010. In accordance with the relevant rules and regulations, the eligibility for this preferential income tax rate has been extended to December 31, 2020.

The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows:

	2011	2010
	RMB million	RMB million

Profit before income tax expense	184,215	189,305

Tax calculated at a tax rate of 25%	46,054	47,326
Prior year tax return adjustment	1,009	(878)
Effect of income taxes from international operations in excess of taxes at the PRC statutory tax rate	3,361	383
Effect of preferential tax rate	(12,793)	(8,713)
Effect of change in statutory income tax rates on deferred taxes	705	(346)
Tax effect of income not subject to tax	(3,751)	(2,651)
Tax effect of expenses not deductible for tax purposes	3,671	3,392

Income tax expense	38,256	38,513

(iv) Basic and Diluted Earnings Per Share

Basic and diluted earnings per share for the year ended December 31, 2011 and December 31, 2010 have been computed by dividing profit for the year attributable to owners of the Company by 183,021 million shares issued and outstanding for the year.

There are no potentially dilutive ordinary shares.

(v) Dividends

	2011	2010
	RMB million	RMB million

Interim dividends attributable to owners of the Company for 2011 (a)	29,703	—
Proposed final dividends attributable to owners of the Company for 2011 (b)	30,129	—
Interim dividends attributable to owners of the Company for 2010 (c)	—	29,399
Final dividends attributable to owners of the Company for 2010 (d)	—	33,597

	59,832	62,996

(a)	Interim dividends attributable to owners of the Company in respect of 2011 of RMB0.16229 yuan per share amounting to a total of RMB29,703 and were paid on October 21, 2011.
(b)	At the fourth meeting of the Fifth Session of the Board of the Company, the Board of Directors proposed final dividends attributable to owners of the Company in respect of 2011 of RMB0.16462 yuan per share amounting to a total of RMB30,129. These consolidated financial statements do not reflect this dividend payable as the final dividends were proposed after the reporting period and will be accounted for in equity as an appropriation of retained earnings in the year ending December 31, 2012 when approved at the forthcoming Annual General Meeting.
(c)	Interim dividends attributable to owners of the Company in respect of 2010 of RMB0.16063 yuan per share amounting to a total of RMB29,399 and were paid on October 15, 2010.
(d)	Final dividends attributable to owners of the Company in respect of 2010 of RMB0.18357 yuan per share amounting to a total of RMB33,597 were paid on June 30, 2011.
(e)	Final dividends attributable to owners of the Company in respect of 2009 of RMB0.13003 yuan per share amounting to a total of RMB23,799 were paid on June 30, 2010.

(vi) Accounts Receivable

	December 31, 2011	December 31, 2010
	RMB million	RMB million
Accounts receivable	54,672	46,057
Less: Provision for impairment of receivables	(850)	(1,052)

	53,822	45,005

The aging analysis of accounts receivable (net of impairment of accounts receivable) at December 31, 2011 and December 31, 2010 is as follows:

	December 31, 2011	December 31, 2010
	RMB million	RMB million
Within 1 year	53,605	44,689
Between 1 and 2 years	97	177
Between 2 and 3 years	21	45
Over 3 years	99	94

	53,822	45,005

(vii) Accounts Payable and Accrued Liabilities

	December 31, 2011	December 31, 2010
	RMB million	RMB million
Trade payables	113,411	97,361
Advances from customers	34,130	29,099
Salaries and welfare payable	5,991	5,696
Accrued expenses	380	332
Dividends payable by subsidiaries to non-controlling shareholders	2,464	199
Interest payable	2,560	2,545
Construction fee and equipment cost payables	119,207	111,654
Other payables	24,457	23,305

	302,600	270,191

Other payables consist primarily of customer deposits.

The aging analysis of trade payables at December 31, 2011 and 2010 is as follows:

	December 31, 2011	December 31, 2010
	RMB million	RMB million
Within 1 year	110,063	93,240
Between 1 and 2 years	2,118	2,951
Between 2 and 3 years	479	475
Over 3 years	751	695

	113,411	97,361

(viii) Segment Information

The Group is principally engaged in a broad range of petroleum related products, services and activities. The Group’s operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing, and Natural Gas and Pipeline.

The segment information for the operating segments for the year ended December 31, 2011 and 2010 are as follows:

Year Ended December 31, 2011	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Turnover	774,777	847,711	1,693,130	173,058	2,354	3,491,030
Less: intersegment sales	(612,421)	(659,025)	(198,959)	(16,362)	(420)	(1,487,187)

Turnover from external customers	162,356	188,686	1,494,171	156,696	1,934	2,003,843

Depreciation, depletion and amortisation	(88,068)	(23,621)	(9,148)	(15,993)	(1,243)	(138,073)
Profit/ (loss) from operations	219,539	(61,866)	20,653	15,530	(11,395)	182,461

Year Ended December 31, 2010	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Turnover	544,884	664,773	1,134,534	117,043	1,606	2,462,840
Less: intersegment sales	(414,774)	(508,599)	(61,987)	(11,601)	(464)	(997,425)

Turnover from external customers	130,110	156,174	1,072,547	105,442	1,142	1,465,415

Depreciation, depletion and amortisation	(75,991)	(16,302)	(8,232)	(11,613)	(1,071)	(113,209)
Profit/ (loss) from operations	153,703	7,847	15,956	20,415	(10,144)	187,777

7.5.2 Financial statements prepared in accordance with CAS

(1) Consolidated and Company Balance Sheets

			Unit: RMB million
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
ASSETS	The Group	The Group	The Company	The Company
Current assets
Cash at bank and on hand	64,299	52,210	38,794	28,336
Notes receivable	12,688	5,955	9,821	9,500
Accounts receivable	53,822	45,005	3,297	5,374
Advances to suppliers	39,296	37,935	23,599	24,809
Other receivables	8,576	5,837	22,322	31,942
Inventories	182,253	134,888	143,498	106,540
Other current assets	24,486	8,050	17,642	5,483

Total current assets	385,420	289,880	258,973	211,984

Non-current assets
Available-for-sale financial assets	1,788	1,935	439	517
Long-term equity investments	70,275	63,546	228,742	201,422
Fixed assets	456,085	408,041	360,843	325,278
Oil and gas properties	644,605	590,484	438,378	398,115
Construction in progress	261,361	229,798	192,066	167,245
Construction materials	9,610	9,983	8,265	8,741
Intangible assets	47,600	37,221	36,373	28,381
Goodwill	7,282	3,068	119	119
Long-term prepaid expenses	21,793	17,247	19,010	14,533
Deferred tax assets	505	284	—	—
Other non-current assets	11,204	4,881	368	316

Total non-current assets	1,532,108	1,366,488	1,284,603	1,144,667

TOTAL ASSETS	1,917,528	1,656,368	1,543,576	1,356,651

LIABILITIES AND SHAREHOLDERS’ EQUITY	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
	The Group	The Group	The Company	The Company
Current liabilities
Short-term borrowings	99,827	97,175	110,562	100,593
Notes payable	2,458	3,039	—	443
Accounts payable	232,618	209,015	129,183	129,794
Advances from customers	34,130	29,099	24,033	20,505
Employee compensation payable	5,991	5,696	4,771	4,552
Taxes payable	119,740	57,277	80,308	44,923
Other payables	21,995	19,845	15,892	14,236
Current portion of non-current liabilities	37,871	5,093	35,121	2,122
Other current liabilities	5,408	3,497	2,470	2,462

Total current liabilities	560,038	429,736	402,340	319,630

Non-current liabilities
Long-term borrowings	112,928	33,578	87,140	19,429
Debentures payable	67,747	97,774	67,500	97,500
Provisions	68,702	60,364	45,343	41,048
Deferred tax liabilities	20,671	21,424	3,935	6,494
Other non-current liabilities	4,876	3,391	3,521	2,697

Total non-current liabilities	274,924	216,531	207,439	167,168

Total liabilities	834,962	646,267	609,779	486,798

Shareholders’ equity
Share capital	183,021	183,021	183,021	183,021
Capital surplus	112,878	115,845	128,019	127,987
Special reserve	9,107	8,491	6,474	5,963
Surplus reserves	151,280	138,637	140,180	127,537
Undistributed profits	551,598	494,146	476,103	425,345
Currency translation differences	(4,999)	(1,097)	—	—

Equity attributable to equity holders of the Company	1,002,885	939,043	933,797	869,853

Minority interests	79,681	71,058	—	—

Total shareholders’ equity	1,082,566	1,010,101	933,797	869,853

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,917,528	1,656,368	1,543,576	1,356,651

(2) Consolidated and Company Income Statements

		Unit: RMB million
Items	2011	2010	2011	2010
	The Group	The Group	The Company	The Company
Operating income	2,003,843	1,465,415	1,287,823	982,797
Less: Cost of sales	(1,425,284)	(970,209)	(938,968)	(648,705)
Tax and levies on operations	(258,027)	(177,666)	(188,683)	(138,754)
Selling expenses	(52,946)	(57,655)	(39,767)	(46,126)
General and administrative expenses	(77,124)	(63,417)	(57,045)	(46,123)
Finance expenses	(9,816)	(6,017)	(10,519)	(5,477)
Asset impairment losses	(8,759)	(4,408)	(8,536)	(4,304)
Add: Investment income	12,630	7,043	85,551	56,056

Operating profit	184,517	193,086	129,856	149,364

Add: Non-operating income	9,480	4,162	7,344	2,489
Less: Non-operating expenses	(9,721)	(8,054)	(7,777)	(6,996)

Profit before taxation	184,276	189,194	129,423	144,857

Less: Taxation	(38,269)	(38,519)	(2,994)	(12,960)

Net profit	146,007	150,675	126,429	131,897

Attributable to:
Equity holders of the Company	132,984	139,871	126,429	131,897
Minority interests	13,023	10,804	—	—
Earnings per share
Basic earnings per share (RMB Yuan)	0.73	0.76	0.69	0.72
Diluted earnings per share (RMB Yuan)	0.73	0.76	0.69	0.72

Other comprehensive (loss) / income	(5,406)	2,796	39	16

Total comprehensive income	140,601	153,471	126,468	131,913
Attributable to:
Equity holders of the Company	129,078	143,065	126,468	131,913
Minority interests	11,523	10,406	—	—

8 Repurchase, Sale Or Redemption Of Securities

The Group did not sell any other securities of the Company, nor did it repurchase or redeem any of the securities of the Company during the twelve months ended December 31, 2011.

9 Compliance With The Model Code For Securities Transactions By Directors Of Listed Issuers

The Company has adopted the provisions in relation to dealing in shares of the Company by Directors as set out in the Model Code for Securities Transactions by Directors of Listed Issuers contained in Appendix 10 of the HKEx Listing Rules (the “Model Code”). Each Director and Supervisor has confirmed to the Company that each of them has complied with the requirements set out in the Model Code in the reporting period.

10 Compliance With The Code On Corporate Governance Practices

The Company has complied with the code provisions under the Code on Corporate Governance Practices set out in Appendix 14 of the HKEx Listing Rules applicable for the twelve months ended December 31, 2011.

11 Audit Committee

The Audit Committee of the Company formed pursuant to Appendix 14 of the HKEx Listing Rules comprises Mr Franco Bernabè, Mr Cui Junhui, Mr Chen Zhiwu and Mr Wang Guoliang. The main responsibilities of the Audit Committee are the review and monitoring of the financial reporting and the internal control mechanism of the Group and giving advice to the Board of Directors. The Audit Committee of the Company has reviewed and confirmed the results announcement for the twelve months ended December 31, 2011.

The figures in respect of the results announcement of the Group for the year ended December 31, 2011 have been agreed by the Company’s auditors to the amounts set out in the Group’s audited consolidated financial statements for the twelve months ended December 31, 2011.

By Order of the Board of Directors

PetroChina Company Limited

Jiang Jiemin

Chairman

Beijing, the PRC

March 29, 2012

As at the date of this announcement, the Board of Directors comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping as the Vice Chairman and executive Director; Mr Liao Yongyuan and Mr Ran Xinquan as executive Directors; Mr Li Xinhua, Mr Wang Guoliang, Mr Wang Dongjin and Mr Yu Baocai as non-executive Directors; and Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu as independent non-executive Directors.

This announcement contains certain forward-looking statements with respect to the financial position, financial results and business of the Group. These forward-looking statements are, by their names, subject to significant risk and uncertainties because they relate to events and depend on circumstances that may occur in the future and are beyond our control. The forward-looking statements reflect the Group’s current views with respect of future events and are not a guarantee of future performance. Actual results may differ from information contained in the forward-looking statements.

This announcement is published in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.